Rio Tinto plc	Rio Tinto Limited
2 Eastbourne Terrace	120 Collins Street
London W2 6LG	Melbourne 3000
United Kingdom	Australia
T +44 (0) 20 7781 2058	Postal address:
F +44 (0) 20 7781 1835	GPO Box 384D
Melbourne 3001
Australia
T +61 (0) 3 9283 3333
F +62 (0) 3 9283 3707
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N E
Washington D C 20549
USA
9 November 2010
Dear Mr. Schwall,
          Thank you for your letter dated October 20, 2010 setting forth an additional comment of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (collectively, “Rio Tinto”) (File Numbers 0-20122 and 1-10533).
          Rio Tinto’s response to the Staff’s comment is set forth below. To facilitate the Staff’s review, we have included in this letter the caption and numbered comment from the Staff’s comment letter in bold, italicised text and have provided our response immediately following the numbered comment.
Form 20-F for Fiscal Year Ended December 31, 2009
     Note 1 Principal Accounting Policies, page A-9
     (i) Determination of Ore Reserves, page A-15
1.	We note your response to comment number one from our letter dated August 31, 2010 in which you explain that “since the long-term price assumptions form part of a set of internally generated investment assumptions that are confidential to Rio Tinto, disclosure of these prices could prejudice the company in negotiations with partners, customers and transaction counterparties. Disclosure would also provide commercially sensitive information to our competitors, putting us at
Rio Tinto plc. Registered office 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.
Registered in England No. 719885.

a competitive disadvantage”. Please expand your response to clarify in detail why you believe disclosing this information could prejudice you in negotiations with partners, customers and transaction counterparties, and why disclosing such information could cause you competitive harm.
Production and use of economic assumptions
In the mining industry, one of the key inputs into the financial models used to determine value is the future expectation of the price of the mineral or metal being produced. Most market participants produce their own proprietary estimates of future market prices, because the quality of their insight into fundamental price trends and structural market changes can be a source of significant competitive advantage.
Rio Tinto uses its internally generated investment assumptions, of which long-term price assumptions form a part, to evaluate the potential accretion of shareholder value by development or rationalisation of the business either through internal (“organic”) change, or through acquisition and divestment programmes.
These assumptions also play a role in assessing the commercial terms of price negotiations, both with respect to sales contracts and the sourcing of raw materials and consumables.
Negotiations with customers, suppliers, existing or current joint venture partners, and potential transaction counterparties, need to be carried out on an unprejudiced arm’s length basis in order to prevent either party enjoying an unfair advantage.
It is not standard practice for companies to disclose long term exchange, commodity or input price assumptions; disclosure of such information in this context is not required by International Financial Reporting Standards, Industry Guide 7, or the UK or Australian Companies Acts under which Rio Tinto reports. Therefore, if Rio Tinto were to disclose these assumptions, more commercially important information in respect of Rio Tinto would be available than in respect of its competitors and counterparties.
This would harm Rio Tinto’s competitive position and potentially impact shareholder value.
Customers and competitors:
Rio Tinto’s position would be weakened when agreeing contract terms for the sale of a number of the products for which there are no publicly listed prices, including iron ore, coking coal, thermal coal, titanium dioxide, borax, talc, salt and diamonds. The prices for these products are determined through confidential contract negotiations between suppliers and customers.
Prior knowledge of Rio Tinto’s price assumptions would enable customers to enter negotiations with advance indication of Rio Tinto’s expectations, rather than arriving at contract prices by customer-supplier consensus which reflects prevailing market conditions. Additional value to Rio Tinto and its shareholders could also be lost as the result of reduced scope for taking advantage of short term fluctuations, and for obtaining customer or supplier specific premiums or discounts.
Transaction counterparties:
In the competitive auction process that occurs when a mining asset becomes available for purchase, a data room is typically established by the vendor, providing considerable information on reserves, production rates, costs, capital investment requirements, technical considerations and other matters. This information is available to all of the parties considering the acquisition of the relevant asset. In this context, a key factor which will determine the outcome of the auction process is the price forecast used by the potential acquirer to calculate cash flows, and therefore the net present value of the asset under consideration. If Rio Tinto’s price forecast is known by other auction participants, then Rio Tinto would be disadvantaged and the integrity of the auction process compromised, particularly if the price assumptions of all other relevant parties are not also made publicly available such that certain auction participants would benefit from asymmetrical information not available to others.
The same situation would occur in direct negotiations with current or potential joint venture partners, when parties are seeking to trade partial ownership of an asset. With knowledge of its counterparty’s price forecast, one party can make an offer at a small premium to the other party’s internal assessment of value. This places the party whose price forecast has been disclosed at a considerable disadvantage, and does not allow it to realise the full potential value of the asset, which should be determined by prevailing market conditions, taking into account the maximum amount the acquirer can afford to pay based on its own assessment of economic value.
Ongoing validity of information
Publication of assumptions at a particular point in time may result in investors forming an inaccurate view of Rio Tinto’s future value at a later date if economic factors change and the assumptions are not updated more regularly than annually. This could result in movements in stock price based on information which is no longer accurate, and cause damage to Rio Tinto’s reputation if Rio Tinto is perceived not to have presented accurate information.
Anti-trust considerations:
The disclosure of commercially sensitive information can in some circumstances raise anti-trust concerns. Rio Tinto will always have regard for whether disclosure of particular information is appropriate from an anti-trust point of view.
* * *
          Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Rio Tinto may not assert

Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We are available to discuss any of the foregoing with you at your convenience.
Yours sincerely,

/s/ Ben Mathews

Ben Mathews
(Attachment)

cc:	Mark Wojciechowski
Mark Shannon
Sean Donahue
Timothy Levenberg
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)